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RESIDENT PARTNERS

Lee Edwards

Alan D. Seem

Admitted in New York

Writer’s Email Address:	July 23, 2008
alan.seem@shearman.com

Writer’s Direct Number:

(8610) 5922-8002

VIA EDGAR

Messrs. Larry Spirgel and Jay H. Knight

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	China Mass Media International Advertising Corp.

Registration Statement on Form F-1

Filed July 11, 2008

File No. 333-152305

Dear Messrs. Spirgel and Knight:

China Mass Media International Advertising Corp. (the “Company”) has requested us to respond to the Staff’s comment letters, dated July 17 and July 18, 2008, relating to the Company’s registration statement on Form F-1 publicly filed on July 11, 2008 (the “Registration Statement”), File No. 333-152305, and the draft disclosure submitted to you on July 18, 2008. On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

The Company is publicly filing today Amendment No. 1 to the Registration Statement. In addition, concurrent with such filing, the Company is submitting herewith five (5) marked copies of Amendment No. 1 to Registration Statement showing changes from the Registration Statement filed on July 11, 2008. If it would facilitate the Staff’s review, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |   MUNICH NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |   TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	July 23, 2008

The Company has responded to each of the Staff’s comments by revising the Registration Statement to comply with the comments, providing an explanation if the Company has not so revised the Registration Statement or providing supplemental information as requested. The Company has also updated the Registration Statement to reflect the recent repurchase of preferred shares and other recent developments.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letters, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of Amendment No. 1 to the Registration Statement enclosed herewith.

Response to Comment Letter Dated July 17, 2008

Risk Factors, page 11

Our articles of associations contain anti-take over provisions.., page 32

1.	In the first sentence of this subsection, you state that your third amended and restated articles of association will become effective immediately upon completion of this offering. However, you also state in the third paragraph in the Description of Share Capital section on page 117 that your second amended and restated articles of association will become effective upon completion of this offering. You also switch between referring to the second amended and restated articles of association and the third amended and restated articles of association on pages 117 through 124. Please revise to correct these apparent discrepancies, or explain the relationship between your second and third amended and restated articles of associations in more detail.

The Company has changed all references to the second amended and restated articles of association to say the third amended and restated articles and association in the Description of Share Capital section in the revised draft Registration Statement.

Management’s Discussion and Analysis..., page 50

Shared Based Compensation, page 56

2.	Please update the disclosure of your option issuance activities on page 56, and elsewhere as applicable, to reflect the effects of both the stock dividend, which we note will be treated as a 1,000 for 1 share split, and the issuance of the Series A convertible preferred share, which we note was treated as a stock split.

Page 3	July 23, 2008

The Company has updated the disclosure in the revised draft Registration Statement to reflect the effects of the 1,000-for-one share split.

3.	Clarify for us the meaning of your statement on page 59 that “[w]e record compensation expenses equal to the differences between the consideration paid and the fair value of the shares over the requisite service period.”

The Company has revised the disclosure on page 63 of the revised draft Registration Statement to indicate that under the fair value recognition provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Financial Statements and Notes

Income Statement

4.	We note that you intend to distribute a stock dividend prior to the distribution of the preliminary prospectus. Present pro forma earnings per share data on the face of your income statement, for the most recent fiscal year and subsequent interim period, to give effect to the anticipated stock dividend. You should provide in a supporting footnote, disclosure of the stock dividend and an explanation of your calculation of the pro forma earnings per share data. Also provide similar disclosure within the summary and selected financial data.

The Company advises the Staff that on July 17, 2008, the Company executed a 1,000-for-one share split in the form of a bonus issue of 411,987,600 ordinary shares and 87,512,400 series A preferred shares to its existing ordinary shareholders and series A preferred shareholders in proportion to their shareholdings. The ordinary share par value and series A preferred share par value remained at $0.001 per share. The Company has revised the disclosure on pages 6, 9, 48, F-4, F-21, F-27, F-31, F-43 and F-49 of the revised draft Registration Statement to give effect to the 1,000-for-1 share split and to present all ordinary share, series A preferred share and per share amounts on an after-split basis for all periods.

15. Subsequent Events, page F-26

5.	Refer to subsection (b) on the commercial legal dispute with a contracted customer. We note that”[a]s of June 30, 2008, RMB 18,140,230 worth of contracted advertisements were broadcast but the corresponding fees have not yet been collected from the customer. The Company has not recognized any revenue from this customer since April 1, 2008.” Please clarify in your disclosure if you did recognize revenues from this customer before April 1, 2008 and, if so, quantify the amount recognized. Also, disclose if you have recorded a reserve for an uncollectible account and if so, the amount of this reserve.

Page 4	July 23, 2008

The Company has revised the disclosure on pages F-26 and F-46 of the revised draft Registration Statement in response to the Staff’s comments.

Response to Comment Letter Dated July 18, 2008

1.	We note the updated interim financial information you intend to provide in a recent developments section in your Form F-1, submitted supplementally to us on July 18, 2008. Pursuant to Item 8.A.5 of Form 20-F, please update your selected financial data, financial statements, management’s discussion and analysis, and any other applicable disclosure, to present your most current and comparative interim period results of operations, financial position, and cash flows. Also, please provide in MD&A a comparative discussion of your six month results of operations and liquidity.

The Company respectfully submits that Item 8.A.5 of Form 20-F does not require the Company to provide the disclosure requested by the Staff. The Company believes that any additional requirement to include the full financial statements for the most current and comparative interim period and to include the six-month results of operations and liquidity in MD&A is not necessary for investor protection and would effectively put an end to the Company’s ability to complete an offering under its current timetable due to the time required to prepare and finalize such additional information.

Item 8.A.5 of Form 20-F requires interim financial information that is made available to shareholders, exchanges or others on a more current basis than that otherwise required by SEC rules to be included in the Registration Statement. The interim financial information included in the Recent Developments section of Amendment No. 1 to the Registration Statement has been prepared specifically for inclusion in the Registration Statement and has not been circulated outside of the working group. Its existence or its inclusion in the Registration Statement does not trigger the requirement for inclusion of more current interim financial statements under Item 8.A.5 of Form 20-F.

According to International Reporting and Disclosure Issues in the Division of Corporate Finance, III.C. (available at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues 1104.htm), the intent of the requirement under Item 8.A.5 is to ensure that the information available to a U.S. investor is as current as information published elsewhere to a foreign investor: “Inclusion of published information under Item 8.A.5 does not ordinarily trigger a requirement to include full interim financial statements more recent than otherwise required. For example, if complete financial statements related to the most recent quarter (but not the comparative period) are distributed in a foreign issuer’s home country, that information must be included in the US Registration Statement. Comparative prior period information is not required because the information provided is included only because of Item 8.A.5.” Under this guidance, the Staff further states, “However, if the information provided contains a reconciliation to US GAAP, the staff believes that inclusion of reconciled information for the comparative prior periods generally will also be necessary to prevent the current period information from being misleading.” In such circumstances, the Staff instructs that the current and comparative interim period would need to be discussed in the MD&A section.

Page 5	July 23, 2008

Based on the Staff’s interpretation, the requirements of Item 8.A.5 of Form 20-F essentially are: (i) a foreign issuer must disclose the interim financial information to U.S. investors on a more recent basis than that otherwise required by the SEC rules, if such information is already made available to the foreign issuer’s home country investors, (ii) but only to the extent that such information is disclosed to the non-U.S. investors, and ordinarily no additional disclosure beyond that, (iii) except that, if the information is published under US GAAP or with US GAAP reconciliation, the comparative prior interim periods would need to be covered as well in order to prevent the current period information from being misleading.

This guidance indicates that the Staff intends to apply the requirement of Item 8.A.5 to prevent disclosure inequality between the information available to a foreign issuer’s home country investors and the information available to the U.S. investors. Such concern for disclosure inequality is not present in the Company’s situation. The Company has prepared and is making the proposed disclosure of its most recent interim financial information primarily for the benefit of the investing public in the U.S. No other interim financial information is being prepared for or provided to the Company’s home country investors.

With regards to the more general requirement that all material information be disclosed to investors, the Company respectfully submits that its proposed disclosure in the “Recent Developments” section fully satisfies such requirements. The Company includes the selected interim financial data and a detailed discussion of the major line items of its statement of operations for the second quarter of 2008, points out important trends, and compares the data against the comparative interim period in 2007 as well as against the first quarter of 2008.

Even if the Company had made the interim financial information available to its home country investors, Item 8.A.5 only requires the disclosure of a foreign issuer’s most recent interim financial information to be comparable to the disclosure made in its home country, and the Staff clearly indicates in its interpretation that the inclusion of published information under Item 8.A.5 does not ordinarily trigger a requirement to include full interim financial statements more recent than otherwise required. As a result, the Company concludes the inclusion of the full financial statements for the second quarter of 2008 and a comparative discussion of the six-month results of operations would not be required under Item 8.A.5 even under those (hypothetical) circumstances.

Page 6	July 23, 2008

The Company also points out that the Staff has accepted the approach proposed by the Company in a number of recent offerings, including the initial public offerings of Vanceinfo Technology Inc., Airmedia Group Inc. and Perfect World Co., Ltd. in 2007. In all of these transactions, the foreign issuers presented their most recent interim financial information in a “Recent Developments” section without including the full interim financial statements.

Finally, under the current offering timetable, the Company plans to print the preliminary prospectus and commence the road show for the offering in the middle of the week of July 21 and complete the offering by the end of July 2008. The Company has expended great efforts to prepare disclosure relating to its results of operations for the second quarter of 2008 within a short period of time after the closing of that quarter in order to better inform U.S. investors about the Company’s financial condition and prospects, and has only completed those efforts just in time to allow the offering to continue on schedule. The Company would have to abandon its current offering schedule if the Staff insists on the inclusion of the full interim financial statements, the preparation of which would require an extended period of time to complete. Such requirement would effectively penalize the Company for its efforts to provide the most detailed and up-to-date disclosure possible to investors.

For the reasons set forth above, the Company respectfully requests the Staff to allow the Company to proceed with the proposed offering on the basis of the current disclosure contained in the draft Registration Statement.

2.	Please identify the significant customer who filed the lawsuits against you in April 2008 where you mention the lawsuit throughout the prospectus. Disclose the amount and percentage of revenues attributable to this customer in prior periods where you discuss the impact of these lawsuits and the loss of this customer on your results of operations.

The Company has revised the disclosure on pages 51 and 102 of the revised draft Registration Statement to include the information requested by the Staff.

3.	Summarize your results of operations for the quarter ended June 30, 2008 in the prospectus summary. Briefly discuss material trends evidenced by your June 30, 2008 results, such as your decreased revenues and net income in the three months ended June 30, 2008 compared to the three months ended March 31, 2008.

Page 7	July 23, 2008

The Company has added the disclosure requested by the Staff in the prospectus summary.

*            *                *             *

Page 8	July 23, 2008

Please note that the Company and the underwriters will print the preliminary prospectus and commence the road show for the offering shortly following the filing of Amendment No. 1 to the Registration Statement on Form F-1.

If you have any questions regarding this submission, you may reach me by telephone at my office in Beijing, China at (8610) 5922-8002 or on my cell phone at (86) 1391-012-7951.

Questions pertaining to accounting matters may also be directed to Amanda Zhang at the Beijing office of PricewaterhouseCoopers, the independent auditors of the Company, at (8610) 6533-2098 or on her cell phone at (86) 1362-103-0208.

Sincerely yours,

/s/ Alan Seem
Alan Seem

(Enclosures)

cc:	Shengcheng Wang – Chairman and Chief Executive Officer
Eric Cheung – Chief Financial Officer
China Mass Media International Advertising Corp.

Z. Julie Gao
Latham & Watkins LLP

Amanda Zhang
Geoffrey Wang
PricewaterhouseCoopers